UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JNI CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Stock Options to Purchase Common Stock, Par Value $0.001 Per Share,
Granted on or After March 10, 1999
(Title of Class of Securities)

46622G10
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

John Stiska
10945 Vista Sorrento Parkway
San Diego, CA 92130
(858) 523-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
Cameron Jay Rains, Esq.
Scott M. Stanton, Esq.
Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
(858) 677-1400

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee

Not applicable	Not applicable

**
No filing fee is required because this filing contains only preliminary communications made prior to the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A
☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE FOLLOWING WAS ORALLY PRESENTED (TOGETHER WITH THE ATTACHED MEMORANDUM DESCRIBING THE BASIC TERMS OF A PROPOSED OFFER) TO EMPLOYEES OF JNI CORPORATION AT A COMPANY MEETING ON AUGUST 21, 2002, BY JOHN STISKA, JNI CORPORATION DIRECTOR AND INTERIM CHIEF EXECUTIVE OFFICER. THE FOLLOWING IS PROVIDED TO EMPLOYEES OF JNI CORPORATION FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF STOCK OPTIONS TO PURCHASE OR EXCHANGE JNI CORPORATION COMMON STOCK. NO ACTION IS REQUIRED ON YOUR PART AT THIS TIME.

I am pleased to announce that we are considering a plan to offer employees that hold outstanding stock options issued on or after March 10, 1999, the opportunity to return for cancellation and exchange all such outstanding stock options for replacement with stock options to be granted six months and one day after cancellation. As a company, we are committed to employee ownership because it helps us attract and retain the best and brightest employees. Participation by each eligible employee in this stock option cancellation and exchange program will be entirely voluntary.

We anticipate that the main features of the exchange program will include the following:

  •
  All employees of the Company will be eligible to participate. Executive officers and members of the board of directors shall not be eligible to participate. Additional eligibility criteria will be set forth at a later date.

  •
  All outstanding stock options issued on or after March 10, 1999 will be "Eligible Options" that may be exchanged for "New Options" to be granted six months and one day after the date such Eligible Options are cancelled.

  •
  In order to be eligible for New Options, each employee electing to participate must return for exchange ALL outstanding Eligible Options, including specifically any stock option granted in lieu of bonus under the Company's "SILO" program (a "SILO Option"). There will be no partial exchange of stock options.

  •
  The number of New Options which will be granted in exchange for the cancellation of Eligible Options will be determined on an individual employee basis and will be disclosed individually to each eligible employee when the program begins.

  •
  The number of New Options will also specifically include a number of options equal to fifty percent (50%) of an employee's SILO Option.

  •
  Each New Option (excluding New Options granted to replace SILO Options) will be partially vested when granted. The vesting percentage for such New Options will be determined on an individual employee basis and will be disclosed individually to each eligible employee when the program begins. The vesting percentage provided to each eligible employee will be determined by the Company based on a uniform schedule determined entirely by such employee's length of service with the Company.

  •
  The number of New Options granted to replace SILO Options shall be one hundred percent (100%) vested when granted.

  •
  All New Options will be subject to the terms and conditions of the Company's stock option plan under which the New Options are granted (which will be either the Company's Amended and Restated 1999 Stock Option Plan or the Company's 2000 Non-Qualified Stock Option Plan) and, provided employee's continue in the employment of the Company, each unvested New Option will then continue to vest at the rate of 1/36th of the unvested portion per month until such New Option becomes one hundred percent (100%) vested on the third anniversary of the New Option grant.

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  •
  Each New Option granted will be a nonstatutory stock option even if the Eligible Options that are tendered were originally incentive stock options. The New Options will not be eligible for favorable tax treatment applicable to incentive stock options.

JNI Corporation has not yet commenced the exchange offer that I have just described. JNI Corporation currently plans to commence the offer and make appropriate filings with the SEC in the near future. The information provided to you today is for informational purposes only and does not constitute an offer to holders of options to purchase or exchange JNI Corporation common stock. No action is required on your part at this time. Eligible employees will be provided with additional information, including an Offer to Exchange, that describe the terms and conditions of the offer. JNI Corporation will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Exchange, Election Form and other related documents. You are strongly encouraged and advised to read the Offer to Exchange, Election Form and other related documents, when these documents become available because they will contain important information about the offer. These documents will be provided at no cost to you. We also strongly encourage Eligible Employees to consult their own tax and financial advisors before making any decision about the program. At this time, JNI Corporation has not authorized any person to disseminate information about the potential offer and you should not rely on any such information. JNI Corporation reserves the right not to proceed with the potential offer described above.

THIS INFORMATION IS BEING PROVIDED TO EMPLOYEES OF JNI CORPORATION FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS TO PURCHASE OR EXCHANGE JNI CORPORATION COMMON STOCK. NO ACTION IS REQUIRED ON YOUR PART AT THIS TIME.

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IN CONNECTION WITH THE ABOVE EMPLOYEE ANNOUNCEMENT, THE COMPANY HAS MADE THE FOLLOWING PRESS RELEASE:

JNI CORPORATION ANNOUNCES INTENT TO IMPLEMENT VOLUNTARY STOCK OPTION EXCHANGE PROGRAM

SAN DIEGO, August 21, 2002—JNI Corporation (Nasdaq:JNIC) today announced its intention to implement a voluntary stock option exchange program for all of its employees, excluding Executive Officers and Directors. JNI employees will have the opportunity to cancel previously granted options in exchange for new options to be granted on a specified future date in the first quarter of 2003. The exact number of new options for each participating employee will be determined on an individual employee basis based on job classification and performance. The exercise price of these new options will be set at the fair market value of the Company's common stock as of the new grant date. JNI expects to formally announce the program prior to the end of August 2002.

About JNI Corporation

JNI Corporation is one of the leading manufacturers of connectivity products for the enterprise data center. The company offers a broad line of products from its Fibre Channel, IO ASICs and IO Solutions business units, including Fibre Channel HBAs and ASICs, high availability storage networking software, as well as InfiniBand HCA Modules and related products for clustered server environments. JNI products run on a variety of operating systems, including Solaris, Windows 2000, Windows NT, Linux, HP-UX, AIX, Novell, and Mac OS systems. JNI customers, distributors and strategic partners include Acal FCS, Bell Microproducts, Brocade, Chaparral, Cisco Systems, Consan, EMC, Hewlett-Packard, Hitachi Data Systems, IBM, InfiniSwitch, Info X, LSI Logic, McDATA, Mellanox Technologies, Nishan Systems, StorageTek, Sun Microsystems, TidalWire and Veritas. Company headquarters is in San Diego, with offices throughout the world. www.jni.com.

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